Exhibit 99.1

Appointment

March, 5, 2009, Mr. Dirk Beeuwsaert will replace Mr. Jean-Pierre Hansen as head of the Energy Europe and International Business Line and will be appointed Executive Vice-President, member of the Management Committee (1). Mr. Dirk Beeuwsaert is currently Member of the GDF SUEZ Executive Committee, in charge of Energy International and will retain this position.

Mr. Jean-Pierre Hansen will remain a member of the Executive Committee of GDF SUEZ. As Chairman of the Energy Policy Committee of Group, he will oversee the implementation of projects to define our positions with respect to the major contemporary energy policy issues, and will represent GDF SUEZ at meetings and in organizations that debate these issues.

Furthermore, he will retain his role as Executive Director of Electrabel, and will continue to lead the Benelux & Germany Division.

(1)	Gérard Mestrallet, Jean-François Cirelli, Dirk Beeuwsaert, Yves Colliou, Jean-Marie Dauger, Gérard Lamarche.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

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